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kblauch@sidley.com (212) 839 5548	FOUNDED 1866

June 8, 2016

Benjamin Meeks Attorney-Adviser, Office of Structured Finance Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Morgan Stanley Capital I Trust 2012-C4 Amendment No. 1 to Form 10-K Filed March 30, 2016 File No. 333-167764-02

Dear Mr. Meeks:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your comment concerning the Morgan Stanley Capital I Trust 2012-C4 Form 10-K (the “MSC 2012-C4 Form 10-K”) for the fiscal year ended December 31, 2015.  We have reviewed and discussed your comment with representatives of the Registrant, which has instructed us to submit the response set forth in this letter on its behalf.

The Registrant hereby acknowledges receipt of your comment and notifies you that concurrently with the delivery of this letter it has filed an amendment to the MSC 2012-C4 Form 10-K (the “MSC 2012-C4 Form 10-K/A Filing”).  The purpose of the amendment is to file a replacement attestation report on assessment of compliance with respect to Pacific Life Insurance Company, as trust advisor, an incorrect version of which was previously filed as Exhibit 34.5 to the MSC 2012-C4 Form 10-K as a result of a clerical error.

In addition, the Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the MSC 2012-C4 Form 10-K/A Filing;

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Benjamin Meeks

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the MSC 2012-C4 Form 10-K/A Filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	George Kok, Morgan Stanley Tejal Wadhwani, Morgan Stanley Jane Lam, Morgan Stanley